July 27, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela Long, Assistant Director

RE:
Wrap Technologies, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed July 19, 2017

File No. 333-217340

Dear Ms. Long:

This letter is submitted on behalf of Wrap Technologies, Inc. (the “Company”) in response to comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 3 to the Company’s Company's Registration Statement on Form S-1 (the “Registration Statement”), filed on July 19, 2017, as set forth in your letter, dated July 24, 2017 (the “Comment Letter”) addressed to James A. Barnes, President and Chief Financial Officer of the Company. Contemporaneously herewith, the Company is filing Pre-Effective Amendment No. 4to the Registration Statement (the “Amendment”) in response to the Staff’s comments raised in the Comment Letter.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

General

1.
We note that you have made a number of revisions in this amendment to state that in the future you may decide to conduct the offering through broker-dealers and pay a commission and provide them indemnification. For example, your prospectus cover page includes this disclosure and shows hypothetical offering expenses which include selling commissions that may be payable to a broker-dealer. Similar disclosures, including a reduction for selling commissions, appear in the Use of Proceeds section and elsewhere in the prospectus. Please note that your registration statement should reflect your plan of distribution at the time of effectiveness. If you intend to conduct your offering on a self- underwritten basis, please clarify this and show your cover page information, use of proceeds and other disclosures without reduction for commissions. You should also amend your Plan of Distribution section to identify the officers and directors who will conduct the offering and address whether they will rely on the exemption from broker-dealer registration in Exchange Act Rule 3a4-1. If, after effectiveness, you decide to change your plan of distribution to conduct your offering through broker-dealers, you should file a post-effective amendment to the registration statement to provide all necessary disclosures and obtain the approval of FINRA of underwriting compensation, if applicable.

Response

In response to Staff’s comment, we have revised all applicable disclosure in the prospectus contained within the Amendment to remove any reference to the potential use of a broker-dealer for the offering.

Shares Eligible for Future Sale, page 40

2.
Please revise this section to indicate the amount of common equity that could be sold pursuant to Rule 144, and the amount of capital stock you have agreed to register for sale by security holders, such as Petro River Oil Corp. See Item 201(a)(2)(ii) of Regulation S-K.

Response

The disclosure in the “Shares Eligible for Future Sales” section in the Amendment has been updated in accordance with Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-3

3.
We note your response to comment three in our letter dated July 12, 2017 that you will not proceed with registered distribution by Petro River. Please revise remaining disclosures in your registration statement contemplating a dividend distribution, including on pages 12 in the second paragraph, page 13 in the last sentence of the risk factor “The payment of dividends. . .”, page 14 in the first paragraph, and page II-3 in the last paragraph of Item 15.

Response

In response to Staff’s comment, we have removed all references to the distribution by Petro River that appeared in previous filings of the Registration Statement, including those references on page 12, 13, 14 and II-3.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, /s/ Jessica R. Sudweeks Jessica R. Sudweeks Partner Disclosure Law Group, Professional Corporation

cc:
James A. Barnes

President and Chief Financial Officer

Wrap Technologies, Inc.